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                              November 16, 2020

       Homer Sun
       Chief Executive Officer
       Poema Global Holdings Corp.
       Suites 4112-4116, 41/F, Jardine House
       1 Connaught Place, Central
       Hong Kong

                                                        Re: Poema Global
Holdings Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
20, 2020
                                                            CIK No. 1826333

       Dear Mr. Sun:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 FIled on October 20, 2020

       Our warrant agreement will designate the courts of the State of New York or the United States
       District Court, page 64

   1. You disclose that your warrant agreement will include an exclusive forum provision which will apply to
Securities Act claims. Please revise your disclosure to state that investors cannot waive
compliance with the federal securities laws and the rules and regulations thereunder.
In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction
for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder.
 Homer Sun
Poema Global Holdings Corp.
November 16, 2020
Page 2
Signatures , page II-5

2. Please add the signature of your authorized representative in the United States.
       You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff
Attorney, at (202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



FirstName LastNameHomer Sun                                    Sincerely,
Comapany NamePoema Global Holdings Corp.
                                                               Division of
Corporation Finance
November 16, 2020 Page 2                                       Office of
Manufacturing
FirstName LastName